Western Standard Energy Corp. 2 Sheraton Street London W1F 8BH United Kingdom	Tel. 44 (0) 20 7479 4800 Fax. 44 (0) 20 7479 4801

May 20, 2009

VIA COURIER AND EDGAR

Securities and Exchange Commission
100 F Street North East
Washington, DC 20549

Attention: Karl Hiller, Branch Chief, and Craig H. Arakawa

Dear Sirs/Mesdames:

Re:	Western Standard Energy Corp. (the “Company”)
Form 10-K for the fiscal year ended August 31, 2008
Filed December 15, 2008

Form 10-Q for the fiscal quarter ended November 30, 2008
Filed January 20, 2009
SEC File No. 000-51736

Thank you for your letter of April 16, 2009 regarding the annual and quarterly reports noted above. We also want to thank you for your advance review and comments regarding our earlier draft responses in connection with the first issue regarding Note 7 -Commitments.

We now provide herewith our formal response to your comments in the same order as set out in your letter of April 16, 2009.

1) Form 10-K for the Fiscal Year ended August 31, 2008

Note 7 – Commitments

There is no performance commitment (as defined by EITF No. 96-18 in combination with SFAS123R) in the informal agreements between the Advisory Board members and the Company. Accordingly, the measurement date occurs when the Advisory Boards’ performance is complete. Since each month end is deemed to be a date of performance completion, the shares are then measured using the month end share price per guidance from EITF No. 96-18 below. The shares related thereto are issued on the contract anniversary dates.

Guidance from “EITF No. 96-18” regarding the accounting for equity instruments issued to other than an employee (“counterparty”) for services rendered

Issue 1 in the guidance is relevant to all transactions and describes what measurement date the issuer should use to measure fair value of the equity instruments when used as payment for services rendered?

The measurement date is described as the earlier of either the date at which a performance commitment by the counterparty is reached or the date at which the counterparty’s performance is completed. It goes on to say that a performance commitment only applies if there is a sufficiently large disincentive for non-performance, and that forfeiture of the equity instruments as the sole remedy in the event of non-performance is not considered a sufficiently large disincentive.

Of the various examples provided to illustrate this situation, example 12 is the most relevant to our Advisory Board situation. The guidance states if there is no performance commitment date prior to performance completion, the appropriate quantity of shares is measured at the then-current fair value as of the financial reporting dates at which the counterparty’s work was completed.

2) Form 10-Q for the Quarter Ended November 30, 2008

Controls and Procedures

We have amended our filings to disclose that our principal executive and principal financial officer concluded that our disclosure controls and procedures as of November 30, 2008 were not effective to comply with Item 307 of Regulation S-K. We enclose a marked copy of our Form 10-Q/A to expedite your review.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to any further comments you may have with respect to our response and if so please contact our attorney, Kari Richardson at 604-891-7730 or kfr@cwilson.com

Yours truly,

WESTERN STANDARD ENERGY CORP.

Per: /s/ Dan Bauer

Dan Bauer

President and Chief Executive Officer

cc:	Clark Wilson LLP
	Attention:	Bernard Pinsky
	Attention:	Kari Richardson

Western Standard Energy Corp
	Attention:	Ronald McGregor